

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

> **Re:** **NRG Energy, Inc.**
> **NRG Yield, Inc.**
> **GenOn Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated July 10, 2015**
> **File Nos. 1-15891, 1-36002, and 1-16455**

Dear Mr. Andrews:

We have reviewed your July 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1. We note your response to comment 2 and have the following comments:

- In future filings, please consider separately quantifying the increase or decrease in average realized prices for each of your Texas and South Central markets rather than quantifying the net change. In this regard, when two factors offset each other, we believe a best practice is to separately quantify the impact of each material factor impacting your results to provide greater information to your investors rather than qualitatively indicating that one factor is partially offset by the other, which could describe a wide range of scenarios.

- It appears from your response that the operating loss for your Texas conventional power generation business worsened in 2014 as compared to the operating losses previously disclosed in 2013 and 2012. In this regard, it appears from your response that the vast majority of the decrease in gross margin and increase in operating expenses for the Gulf Coast region during 2014 relate to Texas. If our assumption is true, please tell us how you determined you did not need to convey this information to your investors to allow them to understand the material underlying factors driving the results of your NRG Business reportable segment. If our assumption is incorrect, explain to us in detail how and why the operating income/loss of the Texas generation business in 2014 differs from its previously disclosed operating loss in 2013, and tell us how you determined you did not need to convey this change in profitability to your investors to allow them to understand the material underlying factors driving the results of your NRG Business reportable segment. If you believe that your current disclosures convey either that the Texas generation business continues to incur operating losses which partially offset the operating income generated by the remainder of the NRG Business segment, or that the Texas generation business swung from an operating loss to operating income, please point us to the specific disclosures that convey this information.

NRG Business gross margin, page 65

2. We note your response to comment 3. Explain to us what consideration you gave to providing expanded disclosure with regard to the factors you consider when scheduling planned maintenance outages. In this regard, we assume the timing of outages will vary depending on generating unit production levels, changes in plant life cycles, cost of fuel, labor and materials and the general scope of the work performed, all of which could have an impact on the number, duration and cost of outages in any given period. To the extent planned maintenance outages are reasonably expected to materially affect your future results, including gross margin, we believe you should provide meaningful disclosure in an appropriate location within MD&A about how these planned outages are expected to cause future results to differ from historical results. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 99

3. We note your response to comment 4. It appears that the synergies associated with the combination of NRG's wholesale generation business and retail business in Texas are responsible in large part for the NRG Texas reporting unit passing step two of the goodwill impairment test. In this regard, your response indicates that these synergies exceed $815

million, while the implied fair value of your NRG Texas reporting unit's goodwill exceeded its carrying amount in step two by $756 million. To achieve the objective of explaining the judgments and uncertainties affecting this critical accounting policy, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions, please revise future filings to more clearly highlight the extent to which the value of this reporting unit's goodwill relies on these synergies. In doing so, please explain to your investors how you arrived at the amount of estimated synergies and the uncertainties inherent in such estimates, how accurate your estimate of annual synergies has been in the past, how much your estimate of annual synergies has changed in the past, and whether your estimate of annual synergies is reasonably likely to change in the future. We believe that quantifying the expected amount of synergies to be realized annually and providing sensitivity analysis about the impact of reasonably likely changes to these synergies would provide your investors with important information. Please show us your proposed revisions within your response.

Note 4— Fair Value of Financial Instruments

Recurring Fair Value Measurements, page 139

4. We note your response to comment 7. Explain to us in further detail how your proposed disclosure complies with ASC 280-10-50-2(bbb) and (g). In this regard, we note your proposed disclosure does not provide quantitative information such as the weighted average of the forward market prices, nor does it clearly describe the sensitivity of the fair value measurement to changes in these significant unobservable inputs. We refer you to the examples provided in ASC 820-10-55-103 and 55-106. If you believe that additional disclosure is not necessary due to the immaterial impact of changes in market commodity prices, please explain to us in detail how you reached this conclusion, including whether you have hedged a portion of your level 3 instruments and how any hedges you put in place limit potential earnings volatility.

Note 16 - Investments Accounted for by the Equity Method and Variable Interest Entities, page 177

5. We note your response to comment 8. Please demonstrate to us whether a change in accounting from the equity method to consolidation would be material to your consolidated financial statements for the three entities referenced in your response. If so, please tell us in further detail why you do not believe you have a controlling financial interest in these entities. Specifically, please separately explain in greater detail the nature of the approval rights that are granted to each entity's minority shareholders and explain why you believe such rights are substantive instead of merely protective. To assist us in understanding your conclusion not to consolidate these entities, provide to us a full analysis of what actions require the unanimous approval by all members and what actions under the operating agreement can be undertaken without unanimous approval. Lastly, explain to us the process by which members cast their votes, such as through a shareholder vote or via representation on the board.

Note 18 – Segment Reporting, page 180

6. With respect to NRG, your response to comment 9 indicates that your CODM uses both Adjusted EBITDA and Net Income/Loss as the segmental measure of profit or loss used in assessing segment performance as contemplated by ASC 280. Please explain to us how and when each of these measures is used by your CODM in assessing segment performance, highlighting any differences in how and when these measures are used. Additionally, please explain to us why most of your communications to investors solely present Adjusted EBITDA by segment since your CODM uses both measures to assess segment performance.

7. With respect to NRG, your response to comment 9 indicates that only your Corporate reportable segment contains multiple operating segments that have been aggregated. To assist us in better understanding your response, please apply the following comments to NRG.

8. Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

9. Identify and describe the role of each of your segment managers.

10. Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

11. For the Gulf Coast business within your NRG Business reportable segment, tell us who is held accountable for this business and the title and role of the person this individual reports to in the organization. Please provide the same information for each of the East, West and B2B businesses.

12. Describe the information regularly provided to the CODM and how frequently it is prepared.

13. Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief